

Mario Cortes · 3rd

Head Brewer/ Partner at Here Today Brewing & Kitchen

Seattle, Washington · 42 connections · **Contact info**

Here Today Brewing Kitchen

Experience

Head Brewer/ Partner
Here Today Brewing & Kitchen · Full-time
Aug 2020 – Present · 3 mos
Seattle, Washington, United States

Consultant
Cortes Brewing · Self-employed
Jun 2019 – Aug 2020 · 1 yr 3 mos
Austin, Texas



Cellar Person
Blue Owl Brewing · Full-time
Dec 2019 – Mar 2020 · 4 mos
Austin, Texas



Brewer
Oskar Blues Brewery
Sep 2019 – Dec 2019 · 4 mos
Austin, Texas

Head Brewer
Woods Beer Co.
Oct 2017 – Jun 2019 · 1 yr 9 mos

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Education

Technical Brewer program Dallas
2015 – 2015

San Antonio College
Associate's degree, Sociology

Licenses & certifications

Certified Beer Server
Cicerone® Certification Program
Issued Jan 2013 · No Expiration Date

Skills & Endorsements

Sensory Evaluation

Recipe Development

Brewery

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